Exhibit # 99.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 31, 2003 to the shareholders of Dundee Bancorp Inc. on the consolidated balance sheet of Dundee Bancorp Inc. as at December 31, 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended and our report dated March 31, 2003 related to the supplemental note “Differences Between Canadian and United States Generally Accepted Accounting Principles” which are included in Dundee Bancorp Inc.’s Form 40-F filing.  We have not audited any financial statements of Dundee Bancorp Inc. subsequent to December 31, 2002 or performed any audit procedures subsequent to the date of our audit reports.

Toronto, Canada

May 16, 2003

                   Chartered Accountants